NEWS RELEASE

September 23, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

54.86 METRES GRADING 1.31 G/T GOLD INTERSECTED

AT CABALLO BLANCO, MEXICO

Almaden Minerals Ltd. (“Almaden”, “the Company”; AMM:TSX; AAU:AMEX) is pleased to report that it has received additional assay results from the Cerro la Paila gold target and the Pedrero and Porvenir porphyry gold-copper targets of its Caballo Blanco project in Veracruz, Mexico from operating partner Canadian Gold Hunter Corp. (“CGH”; CGH:TSX). Core hole 08CBN-018 intersected 13.72 meters grading 3.21 g/t (grams per metric tonne) Au (gold) within a broader 54.9 metre interval grading 1.31g/t Au in iron-oxide-cemented, vuggy silica breccias on the Cerro la Paila gold target in the Northern Zone. In addition, thick copper-gold intercepts are reported for eight holes in two porphyry copper-gold targets on the Central Grid. The drilling at the Pedrero target is the first to have been conducted in this area and returned 41,15 meters grading 0.42 g/t Au and 0.27% Copper to the end of the hole which was lost at 187.45 meters. Below are significant assays from this latest drilling in tabularized form.

J.D. Poliquin, Chairman of Almaden commented, “These new results from Cerro La Paila help confirm the presence of a large well mineralized gold system. We are very pleased to hear that Canadian Gold Hunter will be using larger rigs when drilling resumes in November. Our management is also very excited by the porphyry style mineralization identified elsewhere on the project. While preliminary, these results indicate that porphyry style mineralization exists along a trend at least three kilometers long. Almaden looks forward to the results that will come from the next round of drilling in the promising new Pedrero target where hole 08CBN-022 ended in mineralization.”

Significant assay results for 07CBN-018 & 020 in Cerro la Paila.

Drill Hole	Az/Angle	Depth (m)	Interval (m)*	Width (m)*	Au g/t	Ag g/t
08CBN-018	090°/-50°	179.83	71.63-126.49	54.86	1.31	1.4
including			91.44-105.16	13.72	3.21	3.5
08CBN-020	090°/-70	199.64	97.54-199.64	102.1	0.19	0.5
including			135.64-169.16	33.52	0.31	0.8

Significant assay results for 07CBCN-019,021, 022 & 024 in Pedrero.

Drill Hole	Az/Angle	Depth (m)	Interval (m)*	Width (m)*	Au g/t	Cu%
08CBCN-019	180°/-50°	187.45	146.30-187.45	41.15	0.42	0.27
08CBCN-021	180°/-50	108.20	No significant	results
08CBCN-022	180°/-50°	304.19	132.89-281.33	148.44	0.21	0.17
08CBCN-024	180°/-50°	210.00	56.38-89.91	33.53	0.46	0.02

Significant assay results for 07CBCN-023,025-028 in Porvenir.

Drill Hole	Az/Angle	Depth (m)	Interval (m)*	Width (m)*	Au g/t	Cu %
08CBCN-023	180°/-50°	295.13	12.19-131.06	118.87	0.15	0.12
08CBCN-025	180°/-75°	318.51	117.35-163.06	45.71	0.25	0.14
08CBCN-026	180°/-50°	349.91	94.48-204.21	109.73	0.27	0.17
08CBCN-027	360°/-60°	272.80	91.44-115.82	24.38	0.16	0.18
08CBCN-028	180°/-75°	403.86	39.62-403.86	364.24	0.17	0.12

*Intervals are core lengths and true widths may be less than reported here.

CGH reports that the initial phase of drilling in the Northern Zone has been completed. Nineteen holes totaling 3,464 metres were drilled. At Cerro la Paila, gold-bearing silica breccias have now been traced by surface sampling and diamond drilling over a north-south distance of 750 metres and up to about 350 metres in an east-west direction. The gold-bearing breccias are up to 150 metres thick; however on many sections the drill holes were abandoned in mineralized silica breccia and the depth extent of the mineralization is not known. The best hole drilled at Cerro la Paila is 08CBN-004, which intersected 94.5 metres grading 2.09 g/t gold. The next phase of drilling at Cerro la Paila, which is scheduled to start in early November, 2008, will be completed using larger drill rigs that are capable of drilling deeper holes.

On the Central Grid 2,467 metres were drilled in nine holes to test two targets, Pedrero and Porvenir, which are gold-rich porphyry targets defined by coincident magnetic, I.P. and geochemical anomalies.  Pedrero and Porvenir are separated by almost three kilometres and are part of a very large sulphide system as defined by I.P. surveys. Broad intervals of copper-gold mineralization are associated with intensely altered monzodiorite intrusions. Additional targets within the Central Grid will be drill tested in the next phase of drilling.

Under the terms of a 2007 agreement, CGH has an option to earn a 70% interest in the Caballo Blanco project from Almaden by issuing 1 Million shares of CGH (completed), making a US$500,000 payment (completed), spending US$12.0 Million on the project over 6 years (of which US$1.5 Million is a firm commitment) and funding all ongoing costs required for the completion of a bankable feasibility study.

The geological data in this news release were verified by qualified person Jan Christoffersen, P. Eng., Vice President of Canadian Gold Hunter Corp. Appropriate quality control and quality assurance protocols are utilized on the program. Standard reference samples and various duplicates are inserted in each batch of assays. Drill core samples are cut by saw on site and sample splits are shipped for preparation to ALS Chemex in Guadalajara, Mexico. Sample pulps are sent to ALS Chemex in North Vancouver, B.C., Canada and analyzed for gold by fire assay and for silver and 34 other trace and major elements by ICP-MS in accordance with standard industry practices.

About Almaden

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 22 properties where others are responsible for ongoing exploration and development.  Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.